Exhibit 99.1

ICON Reports Second Quarter 2023 Results

Highlights

  Net business wins in the quarter of $2,419 million; a net book to bill of 1.20 or 1.21 on a trailing twelve month basis.
  Closing backlog of $21.7 billion, an increase of 2.2% on quarter one 2023 or an increase of 8.5% on quarter two 2022.
  Quarter two revenue of $2,020.3 million representing an increase of 4.4% on prior year revenue and 4.3% on a constant currency organic basis. YTD revenue of $3,998.8 million representing a year on year increase of 4.2% and 4.7% on a constant currency basis.
  Quarter two adjusted EBITDA of $414.2 million or 20.5% of revenue, an increase of 16.9% on quarter two 2022. YTD adjusted EBITDA of $813.4 million or 20.3% of revenue, representing a year on year increase of 17.0%.
  GAAP net income attributable to the Group for the quarter of $115.6 million or $1.40 per diluted share. YTD GAAP net income of $232.3 million or $2.81 per diluted share, an increase of 1.8% on the prior year.
  Quarter two adjusted net income attributable to the Group was $256.9 million or $3.11 per diluted share, an increase of 8.7% on quarter two 2022 adjusted earnings per share. Year to date adjusted net income attributable to the Group of $496.7 million or $6.01 per diluted share, an increase of 6.9% year on year.
  Days sales outstanding reduced to 52 days from 54 days at March 31, 2023.
  $150 million repayment made on Term Loan B debt. Net debt balance of $4.0 billion with Net Debt to adjusted EBITDA ratio of 2.5x.
  Quarter two effective tax rate of 15.2%. Updated estimate for full year 2023 effective tax rate of 15.5%, a decrease from prior estimated effective tax rate of 16.5%.
  Updated full-year 2023 financial guidance for revenue by narrowing the revenue range to $8,070 - $8,210 million, representing a year over year increase of 4.3 to 6.1%, and adjusted earnings per share* in the range of $12.63 - $12.91, representing a year over year increase of 7.5 to 9.9%. This is an increase of $.04 at the midpoint from our previous adjusted earnings per share guidance range. Adjusted earnings per share to exclude amortization, stock compensation, foreign exchange and transaction-related / integrated-related adjustments.

DUBLIN--(BUSINESS WIRE)--July 26, 2023--ICON plc (NASDAQ: ICLR), a world-leading healthcare intelligence and clinical research organization, today reported its financial results for the second quarter ended June 30, 2023.

CEO, Dr. Steve Cutler commented, “ICON delivered positive results in the second quarter, with revenue growth of 4.4% year over year and excellent adjusted EBITDA performance resulting in 17% year over year growth. We are encouraged by the positive customer demand trends across our business and have confidence in our long-term growth trajectory. We now expect revenue in the range of $8,070 - $8,210 million for the full-year 2023, representing growth of 4.3 to 6.1% on a year over year basis. Given our strong margin performance, as well as a more favorable tax position, we are revising our adjusted earnings per share* range to $12.63 - $12.91, reflecting a year over year increase of 7.5 to 9.9%, an increase of $.04 at the midpoint from our previous guidance range.”

Second Quarter 2023 Results

Gross business wins in the second quarter were $2,860 million and cancellations were $441 million. This resulted in net business wins of $2,419 million and a book to bill of 1.20.

Revenue for the second quarter was $2,020.3 million. This represents an increase of 4.4% on prior year revenue or 4.3% on a constant currency organic basis.

GAAP net income attributable to the Group was $115.6 million resulting in $1.40 diluted earnings per share in quarter two 2023 compared to $1.41 diluted earnings per share in quarter two 2022. Adjusted net income attributable to the Group for the quarter was $256.9 million resulting in an adjusted diluted earnings per share of $3.11 compared to $2.86 per share for the second quarter 2022.

Adjusted EBITDA for the second quarter was $414.2 million or 20.5% of revenue, a year on year increase of 16.9%.

The effective tax rate in quarter two was 15.2%.

Cash generated from operating activities for the quarter was $203.9 million. During the quarter $32.1 million was spent on capital expenditure. At June 30, 2023, the Group had cash and cash equivalents of $270.2 million, compared to cash and cash equivalents of $279.9 million at March 31, 2023 and $614.9 million at June 30, 2022. $50 million of the revolving credit facility was drawn down in April 2023 and $80 million was repaid in June 2023. Additionally, $150 million of Term Loan B payments were made during the quarter resulting in a net indebtedness of $4.0 billion at June 30, 2023.

Year to date 2023 Results

Gross business wins year to date were $5,718 million and cancellations were $884 million. This resulted in net business wins of $4,834 million and a book to bill of 1.21.

Year to date GAAP revenue was $3,998.8 million. This represents a year on year increase of 4.2% or 4.7% on a constant currency basis.

GAAP net income attributable to the Group year to date was $232.3 million resulting in $2.81 diluted earnings per share. Adjusted net income attributable to the Group was $496.7 million resulting in an adjusted diluted earnings per share of $6.01 compared to $5.62 per share for the equivalent prior year period.

Adjusted EBITDA year to date was $813.4 million or 20.3% of revenue, a year on year increase of 17.0%.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including adjusted EBITDA, adjusted net income attributable to the Group and adjusted diluted earnings per share attributable to the Group. Adjusted EBITDA, adjusted net income and adjusted diluted earnings per share exclude amortization, stock compensation, foreign exchange gains and losses restructuring and transaction-related / integration-related adjustments. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold a conference call on July 27, 2023 at 08:00 EDT [13:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements, including statements about our financial guidance. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, the impact of COVID-19 on our business, as well as other economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, F-4, S-8, F-3 and certain other reports, which are available on the SEC's website at http://www.sec.gov.

* Our full-year 2023 guidance adjusted earnings per share measures are provided on a non-GAAP basis because the company is unable to predict with a reasonable degree of certainty certain items contained in the GAAP measures without unreasonable efforts. For the same reasons, the company is unable to address the probable significance of the unavailable information.

ICON plc is a world-leading healthcare intelligence and clinical research organization. From molecule to medicine, we advance clinical research providing outsourced services to pharmaceutical, biotechnology, medical device and government and public health organizations. We develop new innovations, drive emerging therapies forward and improve patient lives. With headquarters in Dublin, Ireland, ICON employed approximately 41,160 employees in 108 locations in 53 countries as at June 30, 2023. For further information about ICON, visit: www.iconplc.com.

ICON/ICLR-F

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(in thousands except share and per share data)

Revenue	$ 2,020,251	$ 1,935,193	$ 3,998,829	$ 3,836,957

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,429,540	1,392,062	2,825,086	2,770,529
Selling, general and administrative expense	187,806	189,953	387,812	385,214
Depreciation and amortization	145,059	144,019	290,185	285,424
Transaction and integration-related expenses	12,701	8,884	24,083	20,969
Restructuring	35,661	22,486	45,390	26,693

Total costs and expenses	1,810,767	1,757,404	3,572,556	3,488,829

Income from operations	209,484	177,789	426,273	348,128
Interest income	949	166	2,021	293
Interest expense	(85,206)	(47,111)	(171,757)	(91,536)

Income before provision for income taxes	125,227	130,844	256,537	256,885
Provision for income taxes	(9,629)	(14,254)	(23,902)	(27,540)

Income before share of earnings from equity method investments	115,598	116,590	232,635	229,345
Share of equity method investments	—	(856)	(383)	(1,641)

Net income attributable to the Group	$ 115,598	$ 115,734	$ 232,252	$ 227,704

Net income per Ordinary Share attributable to the Group:

Basic	$ 1.41	$ 1.42	$ 2.84	$ 2.80
Diluted	$ 1.40	$ 1.41	$ 2.81	$ 2.76

Weighted average number of Ordinary Shares outstanding:

Basic	81,999,746	81,398,071	81,892,662	81,430,507
Diluted	82,627,933	82,312,946	82,617,391	82,462,842

ICON plc

CONDENSED CONSOLIDATED BALANCE SHEETS

AS AT JUNE 30, 2023 AND DECEMBER 31, 2022

	(Unaudited)	(Audited)
	June 30, 2023	December, 31 2022
ASSETS	(in thousands)
Current Assets:
Cash and cash equivalents	$ 270,176	$ 288,768
Available for sale investments	1,653	1,713
Accounts receivable, net of allowance for credit losses	1,759,111	1,731,388
Unbilled revenue	985,034	957,655
Other receivables	129,101	63,658
Prepayments and other current assets	152,774	137,094
Income taxes receivable	70,021	48,790
Total current assets	3,367,870	3,229,066

Non-current Assets:
Property, plant and equipment, net	346,521	350,320
Goodwill	8,993,583	8,971,670
Intangible assets	4,049,793	4,278,659
Operating right-of-use assets	144,514	153,832
Other receivables	64,140	70,790
Income taxes receivable	25,169	21,380
Deferred tax asset	80,772	76,930
Investments in equity- long term	35,298	32,631
Total Assets	$ 17,107,660	$ 17,185,278
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$ 46,920	$ 81,194
Unearned revenue	1,573,311	1,507,449
Other liabilities	994,883	1,005,025
Income taxes payable	39,885	41,783
Current bank credit lines and loan facilities	105,150	55,150
Total current liabilities	2,760,149	2,690,601
Non-current Liabilities:
Non-current bank credit lines and loan facilities	4,206,936	4,599,037
Lease liabilities	129,079	131,644
Non-current other liabilities	39,438	38,260
Non-current income taxes payable	241,410	239,188
Deferred tax liability	934,208	988,585
Total Liabilities	8,311,220	8,687,315

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,151,049 shares issued and outstanding at June 30, 2023 and 81,723,555 shares issued and outstanding at December 31, 2022.	6,676	6,649
Additional paid‑in capital	6,891,494	6,840,306
Other undenominated capital	1,162	1,162
Accumulated other comprehensive income	(156,528)	(171,538)
Retained earnings	2,053,636	1,821,384
Total Shareholders' Equity	8,796,440	8,497,963
Total Liabilities and Equity	$ 17,107,660	$ 17,185,278

ICON plc

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

(UNAUDITED)

	Six Months Ended
	June 30, 2023	June 30, 2022
	(in thousands)
Cash flows from operating activities:
Net income	$ 232,252	$ 227,704
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	290,185	285,424
Impairment of long lived assets	8,613	20,749
Reduction in carrying value of operating right-of-use assets	23,607	23,570
Loss on equity method investments	383	1,641
Acquisition related gain	(6,160)	—
Charge on cash flow hedge	3,646	—
Amortization of financing costs and debt discount	7,899	9,188
Stock compensation expense	31,357	38,186
Deferred taxes	(59,177)	(75,265)
Foreign exchange movements	(3,345)	(37,421)
Other non-cash items	18,202	9,159
Changes in assets and liabilities:
Accounts receivable	(40,675)	(41,032)
Unbilled revenue	(27,210)	(33,187)
Unearned revenue	65,266	(176,904)
Other net assets	(165,462)	157,154
Net cash provided by operating activities	379,381	408,966
Cash flows from investing activities:
Purchase of property, plant and equipment	(58,880)	(47,840)
Purchase of subsidiary undertakings	(5,100)	—
Purchase of investments in equity	(4,733)	(799)
Sale of available for sale investments	482	—
Purchase of available for sale investments	(422)	—
Net cash used in investing activities	(68,653)	(48,639)
Cash flows from financing activities:
Drawdown of bank credit lines and loan facilities	230,000	25,000
Repayment of bank credit lines and loan facilities	(580,000)	(425,000)
Proceeds from exercise of equity compensation	20,177	15,140
Share issue costs	(9)	(3)
Repurchase of ordinary shares	—	(99,983)
Share repurchase costs	—	(17)
Net cash used in financing activities	(329,832)	(484,863)
Effect of exchange rate movements on cash	512	(12,759)
Net decrease in cash and cash equivalents	(18,592)	(137,295)
Cash and cash equivalents at beginning of period	288,768	752,213
Cash and cash equivalents at end of period	$ 270,176	$ 614,918

ICON plc

RECONCILIATION OF NON-GAAP MEASURES

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023 AND JUNE 30, 2022

(UNAUDITED)

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
	(in thousands except share and per share data)

Adjusted EBITDA
Net income attributable to the Group	$ 115,598	$ 115,734	$ 232,252	$ 227,704
Share of equity method investments	—	856	383	1,641
Provision for income taxes	9,629	14,254	23,902	27,540
Net interest expense	84,257	46,945	169,736	91,243
Depreciation and amortization	145,059	144,019	290,185	285,424
Stock-based compensation expense (a)	16,598	18,893	31,357	38,113
Foreign currency losses (gains), net (b)	903	(17,817)	2,241	(24,417)
Restructuring (c)	35,661	22,486	45,390	26,693
Transaction-related / integration-related costs (d)	12,701	8,884	24,083	20,969
Oncacare (gain) (f)	(6,160)	—	(6,160)	—
Adjusted EBITDA	$ 414,246	$ 354,254	$ 813,369	$ 694,910

Adjusted net income attributable to the Group and adjusted diluted net income per Ordinary Share attributable to the Group
Net income attributable to the Group	$ 115,598	$ 115,734	$ 232,252	$ 227,704
Provision for income taxes	9,629	14,254	23,902	27,540
Amortization	114,617	118,325	229,295	233,127
Stock-based compensation expense (a)	16,598	18,893	31,357	38,113
Foreign currency losses (gains), net (b)	903	(17,817)	2,241	(24,417)
Restructuring (c)	35,661	22,486	45,390	26,693
Transaction-related / integration-related costs (d)	12,701	8,884	24,083	20,969
Transaction-related financing costs (e)	3,401	3,504	7,899	9,255
Oncacare (gain) (f)	(6,160)	—	(6,160)	—
Adjusted tax expense (g)	(46,048)	(48,465)	(93,517)	(95,238)
Adjusted net income attributable to the Group	$ 256,900	$ 235,798	$ 496,742	$ 463,746

Diluted weighted average number of Ordinary Shares outstanding	82,627,933	82,312,946	82,617,391	82,462,842

Adjusted diluted net income per Ordinary Share attributable to the Group	$ 3.11	$ 2.86	$ 6.01	$ 5.62

(a) Stock-based compensation expense represents the amount of recurring non-cash expense related to the Company’s equity compensation programs (inclusive of employer related taxes).

(b) Foreign currency losses (gains), net relates to gains or losses that arise in connection with the revaluation or settlement of non-US dollar denominated assets and liabilities. We exclude these gains and losses from adjusted EBITDA and adjusted net income because fluctuations from period- to- period do not necessarily correspond to changes in our operating results.

(c) Restructuring charges incurred relate to charges incurred in connection with the termination of leases at locations that are no longer being used and amounts incurred in connection with the elimination of redundant positions within the organization.

(d) Transaction-related / integration-related costs include expenses/credits associated with our acquisitions and any other costs incurred directly related to the integration of these acquisitions.

(e) Transaction-related financing costs includes costs incurred in connection with changes to our long-term debt and amortization of financing fees. We exclude these costs from adjusted EBITDA and adjusted net income because they result from financing decisions rather than from decisions made related to our ongoing operations.

(f) On April 20, 2023, the Company completed the purchase of the majority investor’s 51% majority voting share capital of Oncacare Limited (“Oncacare”). This gave rise to an acquisition-related gain of $6.2 million. This gain was excluded from adjusted EBITDA and adjusted net income.

(g) Represents the tax effect of adjusted pre-tax income at our estimated effective tax rate.

http://www.iconplc.com

Contacts

Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Kate Haven Vice President Investor Relations +1888 381 7923
All at ICON